
SEC MAIL PROCESSING SECTION
RECEIVED
2005
WASH. D.C.
213



05041093

SECURI ...ION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44044

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstar Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 East 52nd Street Floor12
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Masi (212) 339-4246
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Masi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstar Partners, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

GEORGE M. LEING
Notary Public, State of New York
No. 31-4926622
Qualified in New York County
Commission Expires March ~~30~~ 21, ~~19~~ 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH., D.C. 213 SECTION

CAPSTAR PARTNERS, LLC AND WHOLLY-OWNED SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004



INDEPENDENT AUDITORS' REPORT

To the Members of
Capstar Partners, LLC and
Wholly-Owned Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Capstar Partners, LLC and Wholly-Owned Subsidiaries as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Capstar Partners, LLC and Wholly-Owned Subsidiaries at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

New York, New York
February 4, 2005

Berdon LLP
CPAs and Advisors


International Association
of Practicing Accountants

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

CAPSTAR PARTNERS, LLC AND WHOLLY-OWNED SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 3,642,570
Accounts receivable	4,453,491
Securities owned, at market value	401,216
Property and equipment - net (Note 2)	472,504
Other assets	173,675
TOTAL ASSETS	$ 9,143,456

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Accounts payable and other liabilities	$ 1,115,082
Income taxes payable	1,112,000
Accrued bonuses (Note 3)	3,142,920
Deferred rent payable	183,247
TOTAL LIABILITIES	5,553,249
COMMITMENTS (Notes 1 and 4)	
MEMBERS' CAPITAL (Note 5)	3,590,207
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 9,143,456

The accompanying notes to consolidated statement of financial condition are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT POLICIES

Capstar Partners, LLC (the "Parent") and its wholly-owned United Kingdom and French subsidiaries (collectively, the "Company") are an investment banking firm specializing in leveraged leasing and other private market financing. The Company generates fee income from advising corporate clients and institutional investors on structuring and placing both debt and equity securities.

The Parent is a Delaware limited liability company which is taxed as a partnership and governed under a limited liability company agreement. The agreement provides for the members' ownership, stipulations for members' loans, capital contributions, additional interests, and distributions to members, including members' guaranteed payments, performance bonuses (determinable by the Parent's compensation committee), and remaining profit or loss allocations.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934. The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD").

In 2000, the Company opened offices in the United Kingdom and France. During 2004, the Company's subsidiary in the United Kingdom generated approximately $3,385,000 of income. It currently has approximately $6,087,000 in assets exclusive of intercompany receivable (principally cash and receivables) and $4,173,000 in equity. The office in France was shut down in 2002, and during 2004 the Parent funded losses of approximately $70,000. The French subsidiary is currently being liquidated.

The Company is generally not taxed on its income or loss, as such taxes are the responsibility of the members. New York City, however, does subject limited liability companies to an unincorporated business tax based on income, with certain adjustments. The Company is also currently subject to UK taxes based on its adjusted foreign net income. UK taxes amounted to approximately $1,600,000 in 2004. Under Delaware law, the Company does not have a finite life. There is currently one class of members.

(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT POLICIES (Continued)

Effective as of October 31, 2001, a purchase agreement was entered into between the Company, its owner members ("sellers"), an individual ("an employee and nonmember manager") and a newly formed buyer, BNP Paribas Capstar Partners, Inc. (a Delaware corporation) ("BNP") and BNP Paribas, a French Societe Anonyme. The purchase agreement provided for the sale by the sellers of 60% of their ownership units to BNP in a first closing, which occurred on November 8, 2001 effective as of October 31, 2001. The purchase agreement provides for additional closings and deferred payments directly to the sellers through 2006. BNP acquired an additional 15% ownership on January 2, 2002.

The purchase agreement provided for the cancellation by the Company in 2001 of the compensation units of the nonmember manager and redemption of his promissory note with funds provided to the Company by BNP. The Company has an ongoing obligation to pay additional amounts over a six-year period to this individual. These amounts will be funded through BNP's additional capital contributions. The Company's obligation to pay these obligations ceases at each payment date if the nonmember manager leaves the Company's employment before such date(s). Compensation costs and additional capital contributed will be recorded at each future deferred compensation payment date. The first four payments of compensation have been disbursed and the capital contributions have been received. The estimated future payments are as follows:

	Compensation	Interest on Compensation Payments
2005	$ 469,186	$ 40,001
2006	465,044	20,748
	$ 934,230	$ 60,749

BNP is obligated for total contributions of $5,754,671 subject to increases for deferred payment interest, of which $4,999,826 has been paid.

The nonmember manager also entered into employment agreements with the Parent and its UK subsidiary expiring in 2006, which provide for an aggregate annual salary of $250,000 and annual discretionary performance bonuses.

BNP profit allocation commenced on January 1, 2002. During the Minority Protection Rights Period, as defined in the Amended and Restated Limited Liability Company Agreement ("LLC agreement"), Supermajority approval is required on significant transactions as stipulated in the LLC agreement. Supermajority approval is defined as an approval by the Board consisting of both (i) a majority in interest vote of the Board and (ii) for so long as at least any two of the sellers continue as managers, a vote of the Board in which any two or more of such sellers do not vote against such matters.

(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT POLICIES (Continued)

In conjunction with the sale of the sellers' interests, the parties entered into a put/call agreement. The put/call agreement provides BNP with a call to purchase the sellers' remaining membership units and the sellers with a put to require BNP to purchase the sellers' remaining membership units, under certain circumstances.

The accounting and financial reporting policies of the Company conform with accounting principles generally accepted in the United States of America and to general practices within the broker and dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2004, and the reported amounts of revenue and expenses during the year then ended. Actual results could differ from those estimates.

(a) Principles of Consolidation

The financial statement includes the accounts of the Parent and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

(b) Securities Owned

Securities owned at December 31, 2004 are certificates of deposit valued at cost which approximates fair value.

(c) Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is based on the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the term of the lease or the estimated useful life, whichever is shorter. For income tax purposes, the basis of property and equipment is lower than for accounting purposes.

(d) Revenue and Cost Reimbursement

Fee income is recognized at the closing of transactions. Reimbursed costs are shown as revenue, based on an interpretation of the Emerging Issues Task Force of the Financial Accounting Standards Board.

(e) Deferred Rent Payable

The Company occupies space for which certain up-front rent concessions have been granted. Accordingly, deferred rent payable results from the straight-line allocation of office rental expense over the life of the lease, regardless of the actual rent payments.

NOTE 2 - PROPERTY AND EQUIPMENT

Furniture and fixtures	$ 635,682
Equipment	497,727
Leasehold improvements	388,378
	1,521,787
Less, accumulated depreciation and amortization	1,049,283
	$ 472,504

NOTE 3 - ACCRUED BONUSES

At December 31, 2004, the Company accrued bonuses approximating $3,143,000 to its employees, the majority of which represented discretionary performance bonuses. Bonuses amounting to approximately $3,141,000 were paid in January 2005 (see Note 4).

NOTE 4 - COMMITMENTS

The Parent is committed under an operating lease expiring on October 31, 2011. Future minimum lease payments under the leases are as follows:

Year Ending December 31,	Amount
2005	$ 729,000
2006	739,000
2007	791,000
2008	791,000
2009	791,000
Thereafter	1,448,000
	$ 5,289,000

A 10-year lease in the United Kingdom was executed in 2002. Annual rent approximates $179,000. The New York office lease contains an escalation clause for operating costs and real estate taxes. Total rent expense under all leases amounted to approximately $1,011,000. The Company has approximately $401,000 in certificates of deposit held as security for the domestic lease.

The Company has entered into an employment agreement and a supplemental compensation agreement with another key employee.

(continued)

NOTE 4 - COMMITMENTS (Continued)

The employment agreement, which is effective through December 31, 2004, provides for a base salary per year plus an annual performance bonus. The aggregate compensation paid to this employee by the Company shall not be less than $1,000,000 ("minimum guarantee"). Performance bonus payments will be treated as paid in the year they are earned, not when received, for purposes of this computation. The employment agreement may be terminated earlier based on certain conditions as stipulated in the agreement. The agreement also contains a restrictive covenant.

The supplemental employment agreement provides for the issuance of five compensation units. Each compensation unit is economically equivalent to a 1% member share. The Company can cancel, beginning March 1, 2004 and continuing through March 2006, a percentage of the compensation units each year by payment to the employee based on a formula as stipulated in the agreement. The employee can elect to defer the cancellation of the compensation units until 2006, as provided in the agreement.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rule. At December 31, 2004, the Company was required to maintain net capital of $214,183 based on its aggregate indebtedness of $3,212,749. Net capital on that date was $402,093, resulting in a ratio of aggregate indebtedness to net capital of 7.99 to 1. Capital was reduced by distributions in January and February 2005 of approximately $703,000.

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution employee benefit (401(k)) plan for eligible employees with more than one year of service. Under its plan, the Company matches employee contributions one-for-one on the first 4% contributed by employees, with a discretionary profit sharing contribution at year-end.

NOTE 7 - SIGNIFICANT CLIENTS

At December 31, 2004, approximately 81% of accounts receivable was due from one customer. During the year 2004, three clients accounted for 57% of the total fee revenue.

NOTE 8 - IRS EXAMINATION

The Internal Revenue Service (IRS) is conducting an examination of the Company for years 1997 through 2002 to determine compliance with certain tax-shelter registration requirements imposed by IRC Section 6111. The Company believes that it has fully complied with these requirements for all years under examination. At this time, the IRS has not completed its examination and has not asserted any penalties or other claims. Should the IRS claim penalties for failure to properly comply with IRC Section 6111, the amount of such claim, if sustained, could be significant and might affect the viability of the Company as a going concern.